FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation
(Registrant)

By:  /s/ James Johnstone

Name: James Johnstone

Title: Vice President Operations

Dated:   May 16, 2005

Exhibit Index

Exhibit

Description

1.1

First Quarter  Report 2005

Caledonia Mining Corporation

First Quarter Report: 2005

2005 FIRST QUARTER HIGHLIGHTS

Barbrook Gold Mine

  Production improvements were evident during first quarter and have continued through April.

  Planned enhancements to the metallurgical plant have been substantially completed.

  Mineral structures in Crescent and Victory zones intersected by development on 10 level.

Exploration

  New order Prospecting Permit for Grasvally property granted by the South African Department of Minerals and Energy.

  Three drill programs completed with 3,653 meters drilled at Rooipoort platinum project.

  Airborne geophysical survey completed over Eersteling gold project.

  Geochemical soil sampling program of 3,389 samples completed at Eersteling gold project.

  Metallurgical testing of trench sample from Nama cobalt project continues to assist pilot plant design.

Corporate/Financial

  Mr. Rupert Pardoe appointed to Board of Directors and elected as non-executive Chairman.

  Caledonia continues to pursue listing on the London Stock Exchange Alternative Investment Market ("AIM") in conjunction with a financing, forecast to take place in June 2005

  Strengthened public and investor relations functions by directing all Investor Relations matters from the office of the President and contracting a specialist financial communications firm.

2005 OBJECTIVES

  Return the Barbrook Gold Mine in South Africa to economic gold production

  Continue developing additional reserves/resources at the Barbrook Mine

  Complete the feasibility studies of installing a Biox(r) bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook and commence construction

  Obtain the prospecting licence for the Grasvally portions of the Rooipoort Platinum Exploration Project

  Identify the platinum resource on the farms Rooipoort and Grasvally which form the Rooipoort Platinum Exploration Project in South Africa

  From the existing exploration information together with the recently completed high resolution airborne Geophysics and Soil Chemical Programs identify and drill possible  extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas

  Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing

  Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective

  Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia

  Expand the Board of Directors to address ongoing Corporate Governance requirements

  Implement succession plans for senior executive and operational staff

  Strengthen the Investor Relations and Public Relations functions

  List Caledonia on the London Stock Exchange Alternative Investment Market ("AIM") with an issue of new shares to support the activities required to meet these objectives

Management's Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom are members of management.  This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia's auditors.

("signed")

("signed")

 S. E. Hayden

M.D. Tombs

 President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

CALEDONIA MINING CORPORATION

March 31, 2005

Management's Discussion and Analysis

Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in Caledonia's Annual Report for 2004.  Where no comments are made, there are no updates to report since the publication of the Annual Report on March 29, 2005.

OPERATIONAL REVIEW

Barbrook Mines Limited

Gradual production improvements were evident during first quarter and have continued through April. However, tonnage milled at 14,695 was still below expectations.  The improvements continued through April when a total of 6,548 tonnes was treated in the plant.  Planned enhancements to the metallurgical plant including a wet-screening system have been substantially completed.

Caledonia is continuing to evaluate 'ultra-fine milling' and 'whole-plant Biox(r)' metallurgical processes to determine whether further recovery improvements and improved economics can be attained. A decision is expected during the second quarter.  As ongoing test work and the in-house feasibility are completed, further revisions and additions to the metallurgical plant may be expected.

A number of senior staff, including the Mine Manager, left Barbrook's employ during April to pursue other interests and certain of the positions are in the process of being filled.

Underground development is continuing in the Taylors, French Bob, Victory and Crescent zones.  The structure at Crescent has been intersected and development is now continuing to follow the structure.  At Victory some 30 meters of payable strike length has been exposed on 10 level.

Barbrook mine - Q1 -2005 Production Results

Ore mined	Tonnes	15,340
Development advance	Meters	445
Ore trammed from mine	Tonnes	14,354
Ore milled	Tonnes	14,695
Grade milled	g/t	4.50
Gold sold	Ounces	1,082

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended March 31, 2005 Caledonia recorded a net loss of $1.8 million ($0.007 per share) compared to a net loss of $1.7 million ($0.007 per share) during the same period in 2004 and a net loss of $0.2 million ($0.001 per share) in the first quarter of 2003.  The loss in 2005 results from operations at Barbrook during the quarter, ongoing exploration and assay costs, Nama test work costs and the normal administration expenses.

Financing

Although no financing activities took place during the quarter, Caledonia has indicated its intention to list on the UK's Alternative Investment Market in the second quarter, in conjunction with a financing. The funds raised will be primarily utilised to fund ongoing exploration at Rooipoort, Grasvally, Eersteling, Zandrivier, Roodepoort, Marabastad and Goedgevonden, together with capital expenditures and routine operating costs.

EXPLORATION AND PROJECT DEVELOPMENT

Roodepoort Gold Exploration Project, South Africa

A series of plans integrating the airborne geophysics, geological and topographical features and the results of the 2004 soil sampling program are being prepared for analysis. It is planned to drill targets generated from this analysis later this year.

Eersteling Gold Exploration Project, South Africa

A geochemical soil sampling program, consisting of 3,389 samples was completed during the first quarter.  Assays were received in April and are now being analysed.

A high-resolution airborne (helicopter) geophysical survey was completed over the Eersteling and Zandrivier Mining Licence areas in January and the results are currently being interpreted for target generation purposes.

Rooipoort Platinum Exploration Project, South Africa

The third phase of drilling has been completed with a total of 3,653 meters drilled so far in 2005.  A fourth phase has commenced and is focused on the northern part of the property, where recent results show that the mineralisation is closer to surface.

Grasvally Platinum Exploration Project, South Africa

On May 11, 2005, the Department of Minerals and Energy issued a three year "new order" Prospecting Right for the Grasvally property, which forms the southern extension of the Rooipoort Platinum Project. This permit can be renewed for a further period of three years.

The Grasvally property directly adjoins the southern boundary of the Rooipoort property and drilling has commenced on the 341.9 hectares property. Four drill rigs will be mobilised to the property and it is envisaged that drilling of an initial mineral resource on the Grasvally portion of the Rooipoort Project area will be complete by end September 2005.

The Grasvally property overlies the southern end of the Rooipoort synform and effectively provides an additional 3,000 metres of potential strike of the prospective PGE mineralized zones discovered on the Rooipoort property and delineated by drilling over the last 15 months.

Drilling results along the southern boundary of Rooipoort have intersected a thicker sequence of the more mafic, chromite bearing Lower Unit (LU) that is believed to be equivalent to the Platreef and which is the major economic PGE unit in the northern limb of the Bushveld complex.  Mineralisation intersected in the LU to date contains widespread, PGE enriched, sulphide related mineralisation that spans the thinner and discontinuous chromitite horizons.  In addition, the overlying anorthositic, Middle Unit (MU) contains three PGE enriched zones and hole RP03-01 on the southern boundary of Rooipoort contains the best PGE values in one of these zones intersected to date.  Nickel and Copper are also present in the mineralization.  The Grasvally property is expected to host an even shallower mineralization than that already identified on the adjacent Rooipoort property.

Nama Cobalt Project, Zambia

Metallurgical testwork on the cobalt sample recovered from the "A" anomaly at the Nama Cobalt property in Northern Zambia is ongoing.  A number of concentration methods are being tested including magnetic separation, heavy media separation and flotation.  Results to date are encouraging and indicate that an economic cobalt concentrate can be produced. Caledonia is now planning to take bulk samples from anomalies "B", "C" and "D".

An amendment to Nama's environmental brief has been submitted to the Zambian authorities seeking approval for a large scale sample and pilot plant at anomaly "A".

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at April 30, 2005 the following items were outstanding:

301,112,286 common shares.

16,498,000 common share purchase options at an average  price of $0.21 maturing at various dates until February 1, 2015.

22,694,091 common share purchase warrants exercisable at a price of $0.55 per share until October 26, 2005.

4,538,818 financing agents' common share purchase warrants exersable at a price of $0.55 until October 26, 2005

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

(Unaudited)

	March 31,	December 31,
	2005	2004

Assets

Current
Cash and short term deposits	$3,390	$6,470
Accounts receivable	248	316
Inventories	479	508
Prepaid expenses	272	187
	4,389	7,481
Investment at cost	79	79
Capital assets	7,005	7,158
Mineral properties	10,286	8,948
	$21,759	$23,666

Liabilities and Shareholders' Equity
Current
Accounts payable	$907	$1,062

Provision for site restoration	423	423
	1,330	1,485
Non-controlling interest	0	0
	1,330	1,485

Shareholders' Equity (Note 1)
Share capital	173,304	173,304
Contributed surplus	674	480
Compensation warrants	161	321
Deficit	(153,710)	(151,924)
	20,429	22,181
	$21,759	$23,666

On behalf of the Board:

   ("signed")

Director

F. C. Harvey

   ("signed")

Director

J. Johnstone

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

(Unaudited)

	For the three months ended March 31,
	2005	2004	2003
Deficit, beginning of period	(151,924)	(141,945)	(127,449)
Net (loss) for the period	(1,786)	(1,725)	(208)
Deficit, end of period	($153,710)	($143,670)	($127,657)

Consolidated Statements of Operations

(in thousands of Canadian dollars except per share amounts)

(Unaudited)

	For the three months ended March 31,
	2005	2004	2003
Revenue and operating costs
Revenue from sales	$481	$140	$53
Operating costs	1,748	1,315	72
Gross profit (loss)	(1,267)	(1,175)	(19)

Costs and expenses
General and administrative	496	299	370
Other expense (income) (Note 3)	23	264	(181)
	519	563	189

(Loss) before non-controlling interest	(1,786)	(1,738)	(208)
Non-controlling interest	-	13	-
Net (loss) for the period	($1,786)	(1,725)	($208)

Net (loss) per share (Note 2)
Basic and fully diluted	($0.007)	($0.007)	($0.001)

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(Unaudited)

	For the three months ended March 31,
	2005	2004	2003
Cash provided by (used in)

Operating activities
Net (loss) for the period	($1,786)	($1,725)	($208)

Adjustments to reconcile net cash from operations	192	90	26

Changes in non-cash working capital Balances	(143)	12	(277)

	(1,737)	(1,623)	(459)

Investing activities
Expenditures on capital assets	(187)	(187)	(184)
Expenditures on mineral properties	(1,156)	(183)	(1,036)
	(1,343)	(370)	(1,220)

Financing activities
Loan payable	-	-	(39)
Issue of share capital net of issue costs	-	9,282	2,511
	-	9,282	2,472

Increase (decrease) in cash for the period	(3,080)	7,289	793
Cash and cash equivalents, beginning of period	6,470	4,179	1,864
Cash and cash equivalents, end of period	$3,390	$11,468	$2,657

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                  For the three months ended March 31, 2005, 2004 and 2003

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company's consolidated (all 100% owned) subsidiaries are Barbrook Mines Limited ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O' Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                  For the three months ended March 31, 2005, 2004 and 2003

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds

Inventories

Inventories are stated at the lower of cost, which is determined on the first-in, first-out basis, and net realizable value.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the benefits of ownership is transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated useful life of the producing assets range up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook continues to undertake activities to re-establish commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.  Barbrook continues to undertake activities to re-commence commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                  For the three months ended March 31, 2005, 2004 and 2003

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of any agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates; and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.  Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                  For the three months ended March 31, 2005, 2004 and 2003

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, "Asset Retirement Obligations" This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized..

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

           For the three months ended March 31, 2005

1.

Share Capital

Authorised:

An unlimited number of common shares

An unlimited number of preference shares

    Issued - Common Shares

	Number of Shares	Amount (000's)
Balance, December 31, 2004 and March 31, 2005	301,112,286	$173,304

                     Issued - Preference Shares

Nil

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at March 31, 2005, the Company has 16,908,700 common share options exercisable at an average price of $0.23 maturing at various dates until February 1, 2015

Share Purchase Warrants

The Company has 27,232,909 share purchase warrants outstanding exercisable at an average price of $0.55 maturing at various dates until October 6, 2005

2.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the first quarter which amounted to 301,112,286.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2005.

3.

Other Expense (Income)

Included in other expense (income) are unrealized exchange translation gains of $134,000 (2004 - loss of $234,000, 2003 - gain of $185,000) and an amortisation charge of $158,000. The amortisation charge relates to Barbrook, where increasing production levels lead to increasing amortisation charges in terms of the accounting policies detailed under "Mineral Properties' on page 12 above.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

           For the three months ended March 31, 2005

4.

Supplemental Cash Flow Information

Items not involving cash are as follows:

	2005	2004	2003
Accretion asset retirement obligation	$0	$4	$8
Non-controlling interest	-	(13)	-
Other	192	99	18
	$192	$90	$26

The net changes in non-cash working capital balances for continuing operations are as follows:

	2005	2004	2003
Accounts payable	($155)	($229)	($218)
Accounts receivable	68	31	(50)
Inventories	29	86	-
Prepaid expenses	(85)	124	(9)
	($143)	$12	($277)

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

Unit 9, 2145 Dunwin Drive

40 King Street West

Mississauga, Ontario

Toronto, Ontario M5H 3Y4 Canada

L5L 4L9 Canada

Tel:

(905) 607-7543

Tupper, Jonsson & Yeadon

Fax:

(905) 607-9806

1710-1177 West Hastings Street

Vancouver, British Columbia

South Africa

V6E 2L3 Canada

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

AUDITORS

Johannesburg 2000

BDO Dunwoody LLP

South Africa

Chartered Accountants

Tel:

(27)(11) 447-2499

Suite 3200, 200 Bay Street

Fax:

(27)(11) 447-2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 420 120 Adelaide Street West

Tel: (260)(1) 29-1574

Toronto, Ontario M5H 4C3 Canada

Fax: (260)(1) 29-2154

Tel:  (416) 361-0152

Fax: (416) 361-0470

SHARES LISTED

The Toronto Stock Exchange Symbol "CAL"

BANKERS

NASDAQ OTC BB Symbol "CALVF"

Canadian Imperial Bank of Commerce

6266 Dixie Road

CAPITALIZATION at March 31, 2005

Mississauga, Ontario

Authorised: Unlimited

L5T 1A7 Canada

Shares, Warrants and Options Issued:

Common Shares: 301,112,286

Warrants: 27,232,909

Options: 16,908,700

Web Site: http://www.caledoniamining.com

Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

Tel:

(905) 607-7543

Fax:

(905) 607-9806

info@caledoniamining.com